Trailblazer Holdings, Inc.
510 Madison Avenue, Suite 1401

New York, New York 10022

March 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mitchell Austin

RE:	Trailblazer Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-293035) (the “Registration Statement”)

Dear Mr. Austin:

Reference is made to the letter, filed as correspondence via EDGAR on March 24, 2026 by the Company, in which the Company requested the acceleration of the effective date of the above-referenced Registration Statement for 4:30 p.m., Eastern time, on March 26, 2026, or as soon thereafter as practicable in accordance with Rule 461 (“Rule 461”) under the Securities Act of 1933, as amended (the “Act”).

The Company no longer requests that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

In accordance with Rule 461, the Company requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement to be declared effective on March 27, 2026 at 9:30 a.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Thank you for your assistance in this matter.

Very truly yours,

Trailblazer Holdings, Inc.

By:	/s/ Yosef Eichorn
	Name:	Yosef Eichorn
	Title:	Chief Executive Officer